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                                                                     Exhibit 3.1

                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                        WILSONS THE LEATHER EXPERTS INC.


                                ARTICLE 1 - NAME

     The name of this corporation shall be Wilsons The Leather Experts Inc.

                          ARTICLE 2 - REGISTERED OFFICE

     The registered office of this corporation shall be 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428.

                         "ARTICLE 3 - AUTHORIZED SHARES

Section 1.  Authorized Capital Stock.

          The aggregate number of shares of stock which the corporation is authorized to issue is 160,000,000 shares, consisting of 150,000,000 shares of common stock, par value $.01 (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $.01 (the "Preferred Stock"). The shares of Preferred Stock and Common Stock are sometimes collectively referred to herein as the "capital stock". The shares of Preferred Stock may be issued by the Board of Directors of the corporation from time to time in one or more series, each of such series to have such relative rights, voting power, preferences and restrictions as adopted by the Board of Directors of the corporation."

Section 2.  Description of Capital Stock.

          The rights, voting power and restrictions granted to or imposed upon the shares of Common Stock or, to the extent set forth herein, other capital stock, or the holders thereof are as follows:

               (a) Voting Power.

                    (i) General. Each holder of Common Stock shall have one vote on all matters submitted to the shareholders for each share of Common Stock registered in the name of such holder on the books of the corporation.

                    (ii) Election of Directors. The Board of Directors of the
               corporation shall consist of not less than five or more than nine members and the directors of the corporation shall be elected by the affirmative vote of the holders of the greater of (a) a majority of the voting power of the shares of capital stock of the corporation present and
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               entitled to vote on the election of directors or (b) a majority of the voting power of the minimum number of shares of capital stock of the corporation entitled to vote that would constitute a quorum for the transaction of business at a duly held meeting of shareholders.

                    (iii) No Cumulative Voting. No holder of shares of capital stock of the corporation shall have any cumulative voting rights.

               (b) Preemptive Rights.

          No holder of shares of any class of capital stock of the corporation shall be entitled as such, as a matter of right, to subscribe for, purchase or receive any part of any new or additional issue of shares of stock of any class or series whatsoever, or of securities convertible into or exchangeable for or exercisable for or carrying a right to purchase any shares of stock of any class or series whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend or other distribution.

                  ARTICLE 4 - LIMITATION OF DIRECTOR LIABILITY

     To the fullest extent permitted by Chapter 302A, Minnesota Statutes, as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. No amendment or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of this corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.